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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 13E-4

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                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (FINAL AMENDMENT)

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                      E. I. DU PONT DE NEMOURS AND COMPANY
                                (Name of Issuer)

                      E. I. DU PONT DE NEMOURS AND COMPANY
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                            PAR VALUE $.30 PER SHARE
                         (Title of Class of Securities)

                                   263534 10 9
                      (Cusip Number of Class of Securities)

                              HOWARD R. RUDGE, ESQ.
                      E. I. DU PONT DE NEMOURS AND COMPANY
                               1007 MARKET STREET
                              WILMINGTON, DE 19898
                                 (302) 774-1000

                                    -COPY TO-

                               LOU R. KLING, ESQ.
                             MATTHEW J. MALLOW, ESQ.
                            EILEEN NUGENT SIMON, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                TEL: 212-735-3000
                                FAX: 212-735-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                           Person(s) Filing Statement)

                                  JULY 12, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
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         This is the Final Amendment to the Issuer Tender Offer Statement on
Schedule 13E-4, originally filed with the Securities and Exchange Commission on July 12, 1999, relating to an offer by E. I. du Pont de Nemours and Company ("DuPont") to exchange up to 436,543,573 shares of Class B common stock of Conoco Inc., par value $.01 per share (the "Conoco Class B Common Stock"), which DuPont owns, for shares of DuPont common stock, par value $.30 per share ("DuPont Common Stock"), held by United States persons, upon the terms and subject to the conditions stated in the Offering Circular-Prospectus dated July 12, 1999 (the "Offering Circular-Prospectus") attached to the Schedule 13E-4 as Exhibit (a)(2) and the related Letter of Transmittal attached to the Schedule 13E-4 as Exhibit (a)(4) (the "Letter of Transmittal" which, together with the Offering Circular - Prospectus, constitute the "Exchange Offer"). This Final Amendment is being filed by DuPont. Unless otherwise indicated, all capitalized terms used herein which are defined in the Schedule 13E-4 are used herein as so defined.

RESPONSE TO INSTRUCTION D

         The Exchange Offer expired, by its terms, at 12:00 midnight, New York City time, on Friday, August 6, 1999. 353,253,044 shares of DuPont Common Stock were validly tendered in the Exchange Offer. DuPont accepted 147,980,872 shares for exchange in the Exchange Offer on August 7, 1999. The shares were exchanged on the basis of 2.95 shares of Conoco Class B Common Stock for each share of DuPont Common Stock. All shares tendered by eligible odd-lot shareholders were accepted. Based on these results, the proration factor for all other shares accepted is 41.641451459 percent.

ITEM 8.  ADDITIONAL INFORMATION

          (e) DuPont announced on August 9, 1999 that its Exchange Offer expired, by its terms, at 12:00 midnight, New York City time, on Friday, August 6, 1999, and that shares validly tendered would be accepted subject to proration. DuPont announced on August 12, 1999 that all shares tendered by eligible odd-lot shareholders were accepted and the proration factor for all other shares accepted is 41.641451459 percent.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(14) Press Release, dated August 9, 1999, stating that DuPont's Exchange Offer expired, by its terms, at 12:00 midnight, New York City time, on Friday, August 6, 1999.

         (a)(15) Press Release, dated August 12, 1999, stating that DuPont announced the final proration factor for the Exchange Offer.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 18, 1999

                                          E. I. du Pont de Nemours and Company



                                          By   /s/ Gary M. Pfeiffer
                                               ---------------------------------
                                               Name:   Gary M. Pfeiffer
                                               Title:  Senior Vice President and
                                                       Chief Financial Officer


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                                  EXHIBIT INDEX


Exhibit   (a)(14) Press Release, dated August 9, 1999, stating that
                  DuPont's Exchange Offer expired, by its terms, at 12:00 midnight, New York City time, on Friday, August 6, 1999.

Exhibit   (a)(15) Press Release, dated August 12, 1999, stating that
                  DuPont announced the final proration factor for the Exchange Offer.


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